DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

December 3, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Larry Spirgel

 Assistant Director

Re:	Pacific DataVision, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Submitted on December 3, 2014

File No. 377-00731

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 26, 2014, to John Pescatore, Chief Executive Officer and President of Pacific DataVision, Inc. (the “Company”), regarding Amendment No. 2 to the Registration Statement on Form S-1 submitted to the Commission on a confidential basis on November 20, 2014 (the “Registration Statement”).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 4 to the Registration Statement, together with a copy that is marked to show the changes from the Registration Statement in response to the Staff’s comments. We are also separately submitting on a confidential basis the agreements and documents responsive to Comment No. 4 in the Staff’s comment letter.

Financial Statements for Fiscal Quarter Ended September 30, 2014

Note 1, Nature of Operations, page F-7

1.	Referencing the $10 million Motorola investment, please explain to us the basis in the accounting literature for your accounting and disclose the nature of this investment, rights received by Motorola, restrictions, and where it is classified on the Balance Sheet at September 30, 2014. It appears this may be temporary equity (mezzanine) based on the conversion feature described on pg. 36. If cash proceeds are restricted as to withdrawal or use, please disclose and reclassify to restricted cash per ASC 210-10-45-4a and S-X Rule 5-02.1.

Response: In response to the Staff’s comment, the Company evaluated the accounting literature to consider whether the funds from Motorola’s investment in the Company’s subsidiary, PDV Spectrum Holding Company, LLC (the “Subsidiary”), should be (i) classified as temporary equity (mezzanine) and/or (ii) restricted cash.

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U.S. Securities and Exchange Commission

December 3, 2014

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(1) Temporary Equity (Mezzanine).

Motorola purchased 500,000 Class B Units at $20 per unit in the Subsidiary on September 15, 2014. Motorola is a minority investor in the Subsidiary, and has minimal rights as a holder of Class B Units other than the right to convert its 500,000 Class B Units into 500,000 shares of the Company’s common stock at any time. Motorola’s Class B Units automatically convert into 500,000 shares of the Company’s common stock immediately prior to: (i) the liquidation or dissolution of the Company or the Subsidiary; (ii) a merger of the Company or the Subsidiary into another entity; (iii) a change in control of the Company; or (iv) a sale of all or substantially all of the assets of the Company or the Subsidiary. The Company also has the right to force Motorola’s conversion into shares of its common stock at its election at any time after September 15, 2016. Motorola is not entitled to any assets, profits or distributions from the operations of the Subsidiary. In addition, Motorola’s conversion ratio from Class B Units to shares of the Company’s common stock is fixed on a one-for-one basis, and is not dependent on the performance or valuation of either the Company or the Subsidiary. Moreover, Motorola has no redemption or call rights.

Based on these facts and its review of ASC 480-10-S99, the Company has determined that Motorola’s investment does not meet the criteria for temporary equity because the Class B Units are not redeemable and Motorola is not entitled to receive any assets, profits or distributions from the Subsidiary based on its ownership of the Class B Units. Accordingly, the Company has presented this investment as permanent equity in the financial statements. In response to the Staff’s comment, the Company has provided additional footnote disclosure in its September 30, 2014 interim financial statements to clearly define the rights of the Class B Units issued to Motorola.

(2) Restricted Cash.

There are no contractual restrictions on the Company’s use or withdrawal of the funds invested by Motorola, and the Company can use the funds immediately to support its operations. Based on these facts, the funds received from the Motorola investment do not meet the criteria for restricted stock stipulated in ASC 210-10-45-4a and S-X Rule 5-02.1, and as a result, the Company has classified these funds as cash in its Balance Sheet dated September 30, 2014.

2.	If the Motorola investment represents a form of minority interest, please tell us and disclose the noncontrolling interest (NCI) on your Balance Sheet at September 30, 2014. Please refer to ASC 810-10-45-15 through 45-17, and 810-10-50.

Response: In response to the Staff’s comment, the Company analyzed Motorola’s investment in light of the guidance provided in ASC 810-10-45-15 through 45-17 and 810-10-50. Based on this analysis, the Company determined that the Motorola investment does not represent a form of minority interest. As discussed above, Motorola is not entitled to any assets, profits or distributions from the operations of the Subsidiary, and has minimal rights as a holder of Class B Units other than the right to convert its 500,000 Class B Units into 500,000 shares of the Company’s common stock at any time. As a result of these factors, the Company has classified Motorola’s investment as part of its permanent equity within Additional Paid-in Capital.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 3, 2014

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Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page F-9

3.	We note that you have provided an analysis of gross vs. net revenue presentation that specifically addresses the indicators of gross revenue reporting. With respect to your arrangements with the domestic carriers, please provide us with an analysis that addresses both the gross and net indicators identified in ASC 605-45-45-1 through 45-18.

Response: As requested by the Staff, the Company respectfully submits its analysis of the gross and net indicators identified in ASC 605-45-45-1 through 45-18 with respect to its arrangements with its Domestic Carrier partners. The analysis below is the same for each of the Domestic Carriers unless specifically noted.

Indicators of Gross Revenue Reporting: ASC 605-45-45 provides that the analysis of whether a company should recognize revenue on a gross or net basis is based on whether the company is acting as the “principal” or as an “agent” in the transaction. This determination is a matter of judgment that depends on the relevant facts and circumstances. ASC 605-45-45 provides eight factors that may support reporting gross revenue. The following is a summary of the Company’s analysis of each of these eight factors:

(1) The entity is the primary obligor in the arrangement.

The Company was solely responsible for developing pdvConnect and each of the features and services currently offered to the customers of the Domestic Carriers. The Domestic Carriers have no right to modify pdvConnect, or to add any additional features or services to pdvConnect. Under its contracts with the Domestic Carriers, the Company is responsible for hosting and maintaining the servers on which pdvConnect operates. Moreover, after a Domestic Carrier identifies a customer, the Company is responsible for contacting that customer directly, ensuring that pdvConnect is loaded and properly operating on that customer’s system and providing maintenance and support services to the customer. Further, the Company’s contracts with the Domestic Carriers require the Company to enter into a separate end user license agreement with each customer that establishes the respective rights and obligations of the Company and the customer. In contrast, the Domestic Carriers are only responsible for marketing pdvConnect, taking orders and billing customers. Based on these facts, the Company determined that it is the party responsible for fulfillment and the primary obligor in transactions involving the sale of pdvConnect through the Domestic Carriers.

(2) The entity has general inventory risk - before a customer order is placed or upon customer return.

Although neither the Company nor the Domestic Carriers face material physical inventory risk with pdvConnect due to its digital nature, the following facts suggest that the Company should be viewed as the entity that bears the general inventory risk. As noted above, the Company paid all costs to develop pdvConnect and is responsible to pay all costs to maintain the features and services provided by pdvConnect. The Company’s contracts with the Domestic Carriers do not contain any minimum payment or sales obligations by the Domestic Carriers. The Company only receives payment for customers who

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have agreed to accept the service. Finally, at no time do the Domestic Carriers assume title of pdvConnect or have any inventory risk or obligations.

(3) The entity has latitude in establishing price.

As part of the contract process, the Company and the Domestic Carriers negotiated the suggested retail price of pdvConnect to be offered by the Domestic Carriers to their customers. At the same time, the Company and the Domestic Carriers negotiated the payment the Company would receive from sales by the Domestic Carriers. Although the Company’s contracts with the Domestic Carriers technically allow the Domestic Carriers to set the final retail price, in practice, the retail offering price has been set based on discussions and negotiations between the Company and the Domestic Carriers.

(4) The entity changes the product or performs part of the service.

As discussed, the Company developed pdvConnect and the features and services offered with pdvConnect. The Company is solely responsible for modifying or adding any new or additional features to pdvConnect. In addition, the Company is responsible for working directly with the customers of the Domestic Carriers to ensure pdvConnect is installed and operating properly. The Company is also responsible for providing customers with support services. In contrast, the Carriers are not responsible for or authorized to make any changes or modifications to pdvConnect. Further, the obligations of the Domestic Carriers are limited to sales and marketing, taking orders and customer billing. As a result, the Domestic Carriers are not responsible for any change to pdvConnect or the performance of any service that would result in a higher retail price for pdvConnect.

(5) The entity has discretion in supplier selection.

The Company markets pdvConnect directly through its own sales force and indirectly through the Domestic Carriers. The Company’s existing contracts with its Domestic Carriers do not prohibit the Company from entering into additional contracts with other Domestic Carriers, distributors or resellers. As a result, the Company has discretion to continue to sell its products directly and to enter into additional distribution and reseller agreements. In addition, the Company’s existing contracts with its Domestic Carriers allow the Company to market directly to the customer base of these Domestic Carriers, which the Company continues to do. Based on these facts, the Company determined that it has discretion in supplier selection.

(6) The entity is involved in the determination of product or service specifications.

The Company was and remains solely responsible for developing the features and services offered with pdvConnect. The only specifications set by the Domestic Carriers are those minimum standards the Company (as well as other third party application providers) must satisfy in order to operate on the networks operated by the Domestic Carriers. The Company’s contracts prohibit the Domestic Carriers from modifying or enhancing pdvConnect. Based on these facts, the Company determined that it, rather than the Domestic Carriers, is the entity involved with the determination of product or service specifications.

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U.S. Securities and Exchange Commission

December 3, 2014

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(7) The entity has physical loss inventory risk – after customer order or during shipping.

The Company’s contracts with the Domestic Carriers provide that the Company retains title to pdvConnect at all times, and that the customers of the Domestic Carriers receive only a license to use pdvConnect. The Domestic Carriers never assume title to pdvConnect, or any physical loss inventory risk after customer orders or during installation.

(8) The entity has credit risk.

The Company’s existing contract with Domestic Carrier I provides that the Company gets paid only on the amounts actually collected (rather than billed) by this carrier. As a result, the Company and Domestic Carrier I each share credit risk for the amounts billed to this Carrier’s customers.

The Company’s contract with Domestic Carrier II does not specifically state which party bears the credit risk. In practice, the Company bears the credit risk if the reason for non-payment is based on service complaints, the customer rejects the pdvConnect service or the Company fails to perform any other obligation.

Indicators of Net Revenue Reporting: ASC 605-45-45 provides three factors that may support reporting net revenue. The following is a summary of the Company’s analysis of each of these three factors:

(1) The entity’s supplier is the primary obligor in the arrangement.

As previously noted, the Company is solely responsible for developing pdvConnect, including any modifications, additions or repairs to the application. The Domestic Carriers have no right to modify or alter the application. The Company is responsible for working with and training the sales teams of the Domestic Carriers on presenting pdvConnect to their customers and for directly contacting all customers identified by the Domestic Carriers as having subscribed for pdvConnect. In its communication with these customers, the Company identifies itself as the developer of pdvConnect and configures the customer account. The Company also informs the customer that it is responsible for ensuring that pdvConnect is loaded and properly operating on the customer’s system and for providing the customer with maintenance and support services. The Company provides these customers with information on how to contact the Company for future maintenance and support services. In addition, as part of installing pdvConnect, the Company’s contract with the Domestic Carriers provides that the Company is required to enter into an end user license agreement with the customer.

When they experience a problem with pdvConnect, the customers of the Domestic Carriers can place the first call requesting support with either the Company or the Domestic Carrier. The Domestic Carriers, however, only provide very basic support services, unrelated to the operation and performance of pdvConnect. The Domestic Carriers refer the customer to the Company if they determine that a customer’s problem relates to the operation or performance of pdvConnect, rather than the Carrier’s network. The Company is then responsible for resolving all customer support and maintenance issues. Many customers of the Domestic Carriers place their first call with the Company. Based on these facts,

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the Company has determined that it (rather than the Domestic Carriers) is responsible for fulfillment and is the primary obligor in transactions involving the customers of the Domestic Carriers.

(2) The amount the entity earns is fixed.

As part of the contract process, the Company and the Domestic Carriers negotiated and agreed up front to the suggested retail price for pdvConnect. Although they are not contractually prohibited from offering pdvConnect at prices above or below the suggested retail price, each of the Domestic Carriers have consistently offered pdvConnect at the suggested retail price they negotiated with the Company and generally any discounts for large accounts are negotiated with the Company.

Under its contract with Domestic Carrier I, the Company receives a fixed percentage of the actual amount collected (rather than billed) from the customers. With respect to its contract with Domestic Carrier II, the Company receives a fixed dollar amount from Domestic Carrier II based on the suggested retail price. However, as stated above, the Company and the Domestic Carriers negotiated the suggested retail price to be charged to the customers at the same time these parties set the percentage or fixed dollar amount the Company would receive. Effectively, the Domestic Carriers also receive a percentage or fixed dollar amount from sales of pdvConnect based on the suggested retail price. As a result, the Company does not believe that the amounts it earns under its contracts with the Carriers dictates that it should record revenue on a net basis.

(3) The supplier has credit risk.

Under its contract with Domestic Carrier I, the Company only gets paid on amounts actually collected (rather than billed) from the customers. As a result, Domestic Carrier I does not have credit risk with respect to the Company’s portion of the total amount billed to customers. The Company’s contract with Domestic Carrier II does not specifically state which party bears the credit risk. In practice, the Company bears the credit risk if the reason for non-payment is based on service complaints, the customer rejects the pdvConnect service or the Company fails to perform any other obligation. Based on these facts, the Company does not believe the respective credit risk allocation between it and the Domestic Carriers indicates that it should record revenue on a net basis.

Conclusion: Based on this evaluation, the Company continues to conclude that it is appropriate to recognize revenues on a gross basis for transactions with customers of the Domestic Carriers. Specifically, the Company determined that it is the primary obligor in its arrangements with the Domestic Carriers as a result of: its responsibility to directly contact the customers identified by the Domestic Carriers; its primary responsibility for fulfillment, including deploying pdvConnect and ensuring customer acceptance; and its primary obligation to respond to customer questions and to provide customer maintenance and support services. The Company’s role as the primary obligor is also evidenced by the terms of its contracts with the Domestic Carriers, the Company’s and the Domestic Carriers’ respective communications with customers and the end user license agreements between the Company and the customers. The Company also determined that the following factors support its recognition of gross revenues: the Company is solely responsible for developing pdvConnect; the Domestic Carriers have no right to change or modify pdvConnect; the Domestic Carriers do not perform any service related to pdvConnect other than making their networks available, marketing pdvConnect, taking orders and billing

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U.S. Securities and Exchange Commission

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customers; the Company is solely responsible for determining the specifications of pdvConnect; the Company’s contracts with the Domestic Carriers are non-exclusive, and the Company can select additional carriers and market pdvConnect itself; and the Company has the general inventory risk since it paid for the full price of developing and maintaining pdvConnect, and the Domestic Carriers have no minimum purchase requirements.

The Company also considered the contractual rights of the Domestic Carriers to ultimately set the final price for pdvConnect, and determined that in practice the Domestic Carriers have consistently offered pdvConnect at the suggested retail price they negotiated with the Company and generally any discounts for large accounts are negotiated with the Company. The Company also considered credit risks under its agreements with the Domestic Carriers, and determined that the Company and the Domestic Carriers effectively share in the credit risks. As a result, the Company does not believe that these factors dictate that it should record revenue on a net basis.

4.	We note your response to comment 6. In order to further evaluate your response, with respect to each arrangement with a domestic carrier, please provide us with copies of the overarching agreement between the Company and the domestic carrier, an example of the subscriber agreement between the domestic carrier and their customer, and a license agreement between the Company and the customer.

Response: As requested by the Staff, the Company has supplementally provided the Staff with the following agreements and communications between the Company, the Domestic Carriers and the customers:

(1) Overarching Agreements between the Company and the Domestic Carriers.

Under the Company’s existing contracts with the Domestic Carriers, the Company is responsible for developing pdvConnect and for hosting and maintaining the servers on which pdvConnect operates. The Company also is responsible for working with and training the sales teams of the Domestic Carriers on presenting pdvConnect to their customers and for directly contacting all customers identified by the Domestic Carriers as having subscribed for pdvConnect. Additionally, the Company is responsible for ensuring that pdvConnect is loaded and properly operating on the customer’s system and for providing the customer with maintenance and support services. In contrast, the Domestic Carriers are responsible for marketing, taking orders and billing the customers.

(2) pdvConnect On-Boarding Form.

Once they identify a pdvConnect customer, the sales representatives for the Domestic Carriers complete a “pdvConnect On-Boarding Form,” which is located on the Company’s website. This Form identifies and provides the Company with the contact information for the pdvConnect customer.

(3) Initial Email from the Company to Customer.

Following its receipt of the pdvConnect On-Boarding Form, the Company’s support team sends an email to the customer. In the email, the Company identifies itself as the party responsible for

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fulfillment and customer acceptance of pdvConnect. The email provides the customer with the following information: (i) the Company’s plan to inform customers how to add users to pdvConnect, to provide customer training and to schedule the deployment date; (ii) the name and contact information for the sales lead at the Company responsible for the customer’s account and (ii) the contact information for the Company’s customer support department.

(4) pdvConnect Message Technical Specifications.

The Company includes a Technical Specifications guide with its initial email to the customer. The Technical Specifications guide outlines the technical specifications for pdvConnect and provides the contact information for the IT Manager at the Company to answer any technical questions.

(5) pdvConnect Subscriber License Agreement.

Under its agreements with the Domestic Carriers, the Company is required to enter into an end-user license agreement with the customers. The license agreement identifies the Company as the developer and owner of pdvConnect, and defines the terms and conditions under which the Company has authorized the customer to use the application.

The Company does not have access to the forms of subscriber agreement between the Domestic Carriers and their customers. Under the Company’s contracts with the Domestic Carriers, the Domestic Carriers are not required to enter into any special or separate subscriber agreements for pdvConnect customers. The Company understands that customers of pdvConnect are subject to the same subscriber agreements as any other business customer of the Domestic Carriers.

Financial Statements for the Fiscal Years Ended March 31, 2014 and 2013 Report of Independent

Registered Public Accounting Firm, page F-17

5.	We note your response to comment 9. Please have your auditor provide an additional explanatory paragraph in its audit report describing the restatement of the previously issued financial statements pursuant to AS 6, paragraph 9.

Response: As requested by the Staff, the Company’s auditor has included an additional explanatory paragraph in its audit report describing the restatement of the previously issued financial statements pursuant to AS 6, paragraph 9.

Statements of Operations, page F-19

6.	Please label the columns for the years ended March 31, 2013 and 2014 as ‘restated,’ consistent with the disclosure in Note 2 on page F-23.

Response: As requested by the Staff, the Company has labeled the columns for the years ended March 31, 2013 and 2014 in its Statement of Operations as “restated.”

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U.S. Securities and Exchange Commission

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Acknowledgment

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please call me at (858) 638-6728.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Thacker Partner

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